UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 19, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 18, 2014 announcing the Capital Markets Board approval of the facilitated merger of Turktell Uluslararası Yatırım Holding with Turkcell.

Istanbul, December 18, 2014

Announcement Regarding the Capital Markets Board Approval of Facilitated Merger of Turktell Uluslararası Yatırım Holding with Turkcell

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Regarding the merger of our 100% owned subsidiary Turktell Uluslararası Yatırım Holding A.Ş. with Turkcell through “Facilitated Merger” method, the merger announcement text has been approved by the Capital Markets Board (CMB) with the decision issued in the CMB bulletin (No. 2014/34) dated December 16, 2014.

*Merger agreement and merger announcement, and relevant financial statements are available in Turkish on our website.

For more information:
Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 19, 2014	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 19, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director